SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
___________________

AMENDMENT NO. 1
to
SCHEDULE 13E-3

(Rule 13e-3)

RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Lake Area Corn Processors, LLC
(Name of Issuer)

Lake Area Corn Processors, LLC
(Name of Person(s) Filing Statement)

Class A Membership Units
(Title of Class of Securities)

Not Applicable
(CUSIP Number of Class of Securities)

Joseph F. Leo
Brown, Winick, Graves, Gross and Baskerville, PLC
666 Grand Avenue, Suite 2000
Des Moines, Iowa 50309
(515) 242-2400

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check appropriate box):

a. ☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☐ None of the above.

Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies. ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representations to the contrary is a criminal offense.

______________________________________________________________________________

INTRODUCTION

This Amendment No. 1 to the Rule 13E-3 Transaction Statement on Schedule 13E-3 (this “Amended Transaction Statement”) amends and supersedes the Rule 13E-3 Transaction Statement on Schedule 13E-3 originally filed on July 25, 2024 (together, with the exhibits filed thereto, the “Original Statement”). This Amended Transaction Statement is being filed by Lake Area Corn Processors, LLC, a South Dakota limited liability company (the “Issuer” or “We”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13E-3 thereunder.

This Amended Transaction Statement relates to the reclassification transaction that is being proposed by the Issuer. We are proposing that the owners of our Class A Units (the “Members”) approve a proposed Fourth Amended and Restated Operating Agreement (the “Proposed Operating Agreement”) that will result in a change to the voting rights of our Class A Units and to provide for three (3) new separate and distinct classes of units: Class B Units, Class C Units and Class D Units. If the transaction is completed, the Units held by Members owning 50,000 or more of our Units will remain as Class A Units with different voting rights than previously held; the Units held by Members owning between 49,999 and 20,001 of our Units will have their units reclassified into Class B Units; Members owning exactly 20,000 of our Units will have their Units reclassified into Class C Units; and Members holding less than 20,000 of our Units will have their Units reclassified into Class D Units (the “Reclassification”).

The effect of the Reclassification will be to reduce the record number of holders of our Class A Units to less than 300, which will allow us to suspend our reporting obligations.

This Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with a definitive proxy statement (the “Proxy Statement”) filed by the Company pursuant to Regulation 14A under the Exchange Act, which amends and supersedes the original preliminary proxy statement that Lake Area Corn Processors, LLC filed with the Securities and Exchange Commission on July 25, 2024.

The information contained in the Proxy Statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement. This Amended Transaction Statement will be amended to reflect the result of the Special Meeting and of the Reclassification described in the Proxy Statement.

All parenthetical references under the various Items contained in this Amended Transaction Statement are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

TRANSACTION STATEMENT

ITEM 1. Summary Term Sheet
(Reg. M-A 1001)

The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION" is hereby incorporated herein by reference.

ITEM 2. Subject Company Information

(Reg. M-A 1002)

(a)    The information set forth in the Proxy Statement under the caption "QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION–Who Can Help Answer My Questions" is hereby incorporated herein by reference.

(b)    The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Overview" is hereby incorporated herein by reference.

(c)    The information set forth in the Proxy Statement under the caption "MARKET PRICE OF UNITS AND DISTRIBUTION INFORMATION–Market Information" is hereby incorporated herein by reference.

(d)    The information set forth in the Proxy Statement under the caption "MARKET PRICE OF UNITS AND DISTRIBUTION INFORMATION–Distributions" is hereby incorporated herein by reference.

(e)    Not applicable.

(f)    The information set forth in the Proxy Statement under the caption "MARKET PRICE OF UNITS AND DISTRIBUTION INFORMATION–Repurchase of Equity Securities" is hereby incorporated herein by reference.

ITEM 3. Identity and Background of Filing Person.
(Reg. M-A 1003(a) through (c))

(a)    The information set forth in the Proxy Statement under the caption "IDENTITY AND BACKGROUND OF FILING PERSONS" is hereby incorporated herein by reference.

(b)    The information set forth in the Proxy Statement under the caption "IDENTITY AND BACKGROUND OF FILING PERSONS" is hereby incorporated by reference.

(c)    The information set forth in the Proxy Statement under the caption "IDENTITY AND BACKGROUND OF FILING PERSONS" is hereby incorporated by reference.

ITEM 4. Terms of the Transaction.
(Reg. M-A 1004(a) and (c) through (f))

(a)    The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Overview," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Background," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Purpose and Structure of the Reclassification," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on LACP," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on Unit Holders of LACP,” “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Material Federal Income Tax Consequences of the Reclassification”, "THE FOURTH AMENDED AND RESTATED OPERATING AGREEMENT", "PROPOSAL ONE (1) APPROVE THE FOURTH AMENDED AND RESTATED OPERATING AGREEMENT” AND “PROPOSAL (2) RECLASSIFICATION OF A PORTION OF THE COMPANY’S UNITS” are hereby incorporated herein by reference.

(c)    The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Overview," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on Unit Holders of LACP" and "THE FOURTH AMENDMENT TO THE AMENDED AND RESTATED OPERATING AGREEMENT" is hereby incorporated herein by reference.

(d)    The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Appraisal and Dissenters Rights" is hereby incorporated herein by reference.

(e)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Factors Not Considered Material" is hereby incorporated herein by reference.

(f)    Not applicable.

ITEM 5. Past Contracts, Transactions, Negotiations and Agreements.
(Reg. M-A 1005(a) through (c) and (e))

(a)    The information set forth in the Proxy Statement under the caption "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" is hereby incorporated herein by reference.

(b)    Not applicable.

(c)    Not applicable.

(e)    Not applicable.

ITEM 6. Purposes of the Transaction and Plans or Proposals.
(Reg M-A 1006(b) and (c)(1) through (8))

(b)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Purpose and Structure of the Reclassification" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on LACP" is hereby incorporated herein by reference.

(c)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on LACP," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on Unit Holders of LACP", “MARKET PRICE OF UNITS AND DISTRIBUTION INFORMATION - Distributions” and "THE FOURTH AMENDED AND RESTATED OPERATING AGREEMENT" is hereby incorporated herein by reference.

ITEM 7. Purposes, Alternatives, Reasons and Effects.
(Reg. M-A 1013)

(a)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Background," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Reasons for the Reclassification" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Purpose and Structure of the Reclassification" is hereby incorporated herein by reference.

(b)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Background," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Reasons for the Reclassification," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Factors Not Considered Material" is hereby incorporated herein by reference.

(c)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Background," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Reasons for the Reclassification" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Purpose and Structure of the Reclassification" is hereby incorporated herein by reference.

(d)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on LACP," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on Unit Holders of LACP", "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Material Federal Income Tax Consequences of the Reclassification" and “THE FOURTH AMENDED AND RESTATED OPERATING AGREEMENT” is hereby incorporated herein by reference.

ITEM 8. Fairness of the Transaction
(Reg. M-A 1014)

(a)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Background", “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification” and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Board Recommendation" is hereby incorporated herein by reference.

(b)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Factors Not Considered Material" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Board Recommendation" is hereby incorporated herein by reference.

(c)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification" and “ABOUT THE SPECIAL MEETING" is hereby incorporated herein by reference.

(d)    The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification" is hereby incorporated herein by reference.

(e)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Background" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Board Recommendation" is hereby incorporated herein by reference.

(f)    Not applicable.

ITEM 9. Reports, Opinions, Appraisals and Negotiations.
(Reg. M-A 1015)

(a)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Factors Not Considered" and "OTHER MATTERS–Reports, Opinions, Appraisals and Negotiations" is hereby incorporated herein by reference.

(b)    Not applicable.

(c)    Not applicable.

ITEM 10. Source and Amounts of Funds or Other Consideration.
(Reg. M-A 1007)

(a)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fees and Expenses; Financing of the Reclassification" is hereby incorporated herein by reference.

(b)    Not applicable.

(c)    The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fees and Expenses" is hereby incorporated herein by reference.

(d)    Not applicable.

ITEM 11. Interest in Securities of the Subject Company.
(Reg M-A 1008)

(a)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Interests of Certain Persons in the Reclassification" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is hereby incorporated herein by reference.

(b)    The information set forth in the Proxy Statement under the caption "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT–Recent Transactions" is hereby incorporated herein by reference.

ITEM 12. The Solicitation or Recommendation.
(Reg. M-A 1012(d) and (e))

(d)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Interests of Certain Persons in the Reclassification" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is hereby incorporated herein by reference.

(e)    The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Board Recommendation" is hereby incorporated herein by reference.

ITEM 13. Financial Statements.
(Reg M-A 1010(a) and (b))

(a)    The information set forth in the Proxy Statement under the caption "EXHIBITS INCORPORATED BY REFERENCE" and “FINANCIAL INFORMATION–Summary Financial Information” is hereby incorporated herein by reference. In addition, the following documents are incorporated by reference herein:

•    Our Annual Report on Form 10-K/A for fiscal year ended December 31, 2023, including audited financial information, filed with the SEC on March 12, 2024.

•    Our Quarterly Report on Form 10-Q for the period ended June 30, 2024, including unaudited financial information, filed with the SEC on August 13, 2024.

(b)    The information set forth in the Proxy Statement under the caption "FINANCIAL INFORMATION–Pro Forma Information" is hereby incorporated herein by reference.

ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used.
(Reg. M-A 1009)

(a)    The information set forth in the Proxy Statement under the captions “ABOUT THE SPECIAL MEETING– Solicitation of Proxies; Expenses of Solicitation” and "QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION" is hereby incorporated herein by reference.

(b)    The information set forth in the Proxy Statement under the captions “ABOUT THE SPECIAL MEETING– Solicitation of Proxies; Expenses of Solicitation” and "QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION" is hereby incorporated herein by reference.

ITEM 15. Additional Information.
(Reg. M-A 1011(b) and (c))

(b)    Not Applicable, the Issuer is not being acquired or merged.

(c)    The information set forth in the Proxy Statement, including all appendices attached thereto, is hereby incorporated herein by reference.

ITEM 16. Material to be Filed as Exhibits.
(Reg. M-A 1016(a) through (d), (f) and (g))

(a)    All documents specified in Item 1016(a) through (d), (f) and (g)

(a)(1)    Proxy Statement filed by the Company on August 28, 2024 together with all amendments thereto, appendices and proxy card.*

(a)(2)    Discussion Materials prepared by the Company dated April 9, 2024 and sent to the Company’s members (furnished as Exhibit 99.1 to Lake Area Corn Processor LLC’s, Current Report on Form 8-K filed with the Commission on June 28, 2024 and incorporated herein by reference).

(a)(2)    Member Newsletter prepared by the Company dated May, 2024 and sent to the Company’s members (furnished as Exhibit 99.1 to Lake Area Corn Processor LLC’s, Current Report on Form 8-K filed with the Commission on June 28, 2024 and incorporated herein by reference).

(b)    Not applicable.

(c)    Not applicable.

(d)    Proposed Fourth Amended and Restated Operating Agreement. **

(f)    Not applicable.

(g)    Not applicable.

(b) Exhibit EX - Filing Fees - Table - The transaction valuation, fee rate, amount of filing fee.***

_______________________

*Incorporated by reference to the Company's Proxy Statement, filed with the SEC on August 28, 2024.

**Incorporated by reference to Appendix B of Exhibit (a)(1).

***Previously filed with the Company's Schedule 13E-3, filed with the SEC on July 25, 2024.

SIGNATURES

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

LAKE AREA CORN PROCESSORS, LLC

Date:	August 28, 2024	/s/ Scott Mundt
Scott Mundt
Chief Executive Officer
(Principal Executive Officer)

Date:	August 28, 2024	/s/ Robbi Buchholtz
Robbi Buchholtz
Chief Financial Officer
(Principal Financial Officer)